TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three and six months ended January 31, 2007 and 2006

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended January
31, 2007.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	January 31, 2007	July 31, 2006
	(Unaudited – Prepared by	(Audited)
	Management)

Assets

Current

Cash	$8,692,067	$451,969
Accounts receivable	16,456	27,809
Prepaid expenses	18,069	4,971

	8,726,592	484,749

Restricted cash	54,227	42,174
Investments (Note 4)	4,371,118	2,304,811
Property and equipment (Note 3)	166,020	83,887

Total Assets	$13,317,957	$2,915,621

Liabilities

Current

Accounts payable and accrued liabilities	$16,241	$12,406

Total Liabilities	16,241	12,406

Shareholders’ Equity

Share capital (Note 7)	23,620,325	13,175,075
Deficit	(10,318,609)	(10,271,860)

Total Shareholders’ Equity	13,301,716	2,903,215

Total Liabilities and Shareholders’ Equity	$13,317,957	$2,915,621

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006

Expenses
General and administrative (Schedule)	$110,116	$94,144	$218,919	$151,315
Foreign exchange	1,079	(181,739)	2,996	(3,070)
Amortization	1,174	2,202	2,202	3,252

Income (loss) before other items	(112,369)	85,393	(224,117)	(151,497)

Other Items:
Interest income	44,668	4,083	79,198	5,290
Gain on sale of investments (Note 4)	(1,580)	73,055	(1,580)	714,636
Recovery of loan receivable previously
written-off (Note 6)	(1,533)	7,711	101,740	15,296
Exploration expense	30	-	(1,990)	-

Income (loss) from operations	(70,784)	170,242	(46,749)	583,725
Non-Controlling interest’s portion of AMG’s
loss	-	2,642	-	5,782
Income (loss) before unusual item	(70,784)	172,884	(46,749)	589,507
Gain related to change of control of AMG	-	3,147	-	3,147

Net income (loss) for the period	(70,784)	176,031	(46,749)	592,654

Deficit – Beginning of period	(10,247,825)	(10,236,843)	(10,271,860)	(10,653,466)

Deficit – End of period	$(10,318,609)	$(10,060,812)	$(10,318,609)	$(10,060,812)

Income (loss) per share - basic	$(0.00)	$0.01	$(0.00)	$0.03
- diluted	$(0.00)	$0.01	$(0.00)	$0.03

Weighted-average number of common shares outstanding,
net of reciprocal holdings	28,924,495	17,618,083	28,924,495	17,618,083

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$3,075	$-	$3,075	$5,500
Consulting fees	(7,390)	1,196	18,149	1,196
Corporate relations and development	41,764	13,734	55,278	20,391
Director fees	15,000	15,000	30,000	30,000
Filing and transfer agency fees	10,371	7,031	17,612	8,675
Legal	2,109	11,288	10,330	16,540
Office, rent and miscellaneous	12,969	14,709	31,773	26,002
Printing	7,597	12,001	7,597	12,001
Travel, promotion and accommodation	9,387	7,135	21,521	9,610
Wages and benefits	15,234	12,050	23,584	21,400

	$110,116	$94,144	$218,919	$151,315

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2007	2006	2007	2006

Net increase (decrease) of cash related to the following:

Operating Activities
Net income for the period	$(70,784)	$176,031	$(46,749)	$592,654
Items not affecting cash:
Amortization	1,174	2,202	2,202	3,252
Non-controlling interest	-	(2,642)	-	(5,782)
Gain on sale of investment	(1,580)	(73,055)	(1,580)	(714,636)
Gain related to change of control of AMG	-	(3,147)	-	(3,147)
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(4,787)	3,058	3,835	9,104
Accounts receivable	(55)	(5,107)	11,353	(2,018)
Prepaid expenses	(15,977)	(19,198)	(13,098)	(7,542)

Net cash provided by (used for) operating activities	(92,009)	78,142	(44,037)	(128,115)

Financing Activities
Restricted cash	2,602	-	(12,053)	-
Common stock issued for cash	5,905,000	-	10,445,250	-
Net cash provided by financing activity	5,907,602	-	10,433,197	-

Investing Activities
Disposition of control of subsidiary	-	(4,917)	-	(4,917)
Proceeds from sale of investments	3,980	73,055	3,980	1,214,636
Purchase of investments	-	-	(2,068,707)	(800,000)
Purchase of property and equipment	(84,335)	(4,135)	(84,335)	(4,135)

Net cash provided by (used in) investing activities	(80,355)	64,003	(2,149,062)	405,584

Net increase in cash	5,735,238	142,145	8,240,098	277,469
Cash - Beginning of period	2,956,829	325,377	451,969	190,053

Cash - End of period	$8,692,067	$467,522	$8,692,067	$467,522

See accompanying notes to the consolidated interim financial statements

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Six Month Period Ended January 31, 2007 and 2006

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp., have been prepared in conformity with Canadian generally accepted accounting principles, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2006. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to January 31, 2007 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2006.

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - PROPERTY AND EQUIPMENT

				Depletion	Net Book
	Working	Net Book	Additions	Recoveries and	Value at
	Interest	Value at	During the	Write-offs During	January 31,
	%	July 31, 2006	Period	During The Period	2007
Oil and Gas Properties
Unproved
New Zealand:
PEP 38348	100		18,018		18,018
PEP 38349	100		55,525		55,525
			73,543		73,543
Other:
Apartment and office
equipment		83,887	10,792	(2,202)	92,477
		83,887	84,335	(2,202)	166,020

On November 8, 2006, the Company was awarded 100% interests in two onshore petroleum exploration permits, PEP 38348 and 38349, located in the East Coast Basin of New Zealand totalling 2,163,902 acres.

NOTE 4 - INVESTMENTS

At January 31, 2007, the Company’s ownership interests in investments accounted for under the cost method of accounting are as follows:

				Percentage of
	July 31,	January 31,	January 31,	Ownership/
	2006	2007	2007	Number of
	Carrying	Carrying	Fair	Common
	Value	Value	Value	Shares Held

Cost Method:
AMG Oil Ltd.	$1	$1	$421,480	3.56%/
				826,431
Austral Pacific Energy Ltd.	2,302,410	4,371,117	5,287,408	11.20%/
				3,110,240
Gondwana Energy Ltd.	2,400	-	-
				-
TAG Oil Ltd.	-	-	-	-
	$2,304,811	$4,371,118	$5,708,888

During the six month period ended January 31, 2007, the Company participated in a private placement financing with Austral Pacific Energy Ltd. (“Austral Pacific”), acquiring 1,395,000 shares of Austral Pacific at a price of US$1.30 per share. The Company also acquired 180,300 shares of Austral Pacific at market prices averaging approximately $1.42. As a result of these acquisitions the Company owns 3,110,240 shares of Austral Pacific (11.20%) .

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to arms-length parties for the same services.

Consulting Agreements

On August 23, 2006, the Company appointed David Bennett, Ph.D., as a Director and subsequently appointed Dr. Bennett to the audit committee. On September 1, 2006 the Company entered into a consulting agreement with Dr. Bennett for one year with monthly compensation of $5,000 and granted a gross overriding royalty of 0.5% on PEP 38348 and 38349. In addition, under the terms set forth in the consulting agreement, Dr. Bennett was granted 200,000 options that vest over two years and are exercisable at a price of $1.00 for a period of five years from the date of the grant. An additional 200,000 options may also be earned based on certain criteria related to the Company’s performance.

Refer to note 7

The Company paid $30,000 to the Company’s President, pursuant to a Consulting Agreement with a private company wholly-owned by the Company’s President. The Consulting Agreement relates to executive services provided to the Company for monthly compensation of $5,000.

NOTE 6 - LOAN RECEIVABLE

Subsequent to a write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp. (“Verida”), the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170. This repayment schedule was revised with an effective date of April 1, 2003 whereby the Company was entitled to receive CAD$3,000 per month including annual interest of 12%, over a period of five years unless paid in full including principle and accrued interest, prior to April 1, 2008.

During the six months ended January 31, 2007, the Company received CAD$115,800 (January 31, 2006 - $15,296) that included a final lump sum payment of $109,800, relating to the remaining principal and interest owed to the Company under the loan agreement.

NOTE 7 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	Of Shares	Amount
Balance at July 31, 2006	17,618,083	$13,175,075
Private Placement	12,972,142	4,540,250
Private Placement	5,905,000	5,905,000
Balance at January 31, 2007	36,495,225	$23,620,325

On January 17, 2007, the Company completed a private placement financing for 5,905,000 units of the Company at a purchase price of $1.00 per unit, for proceeds of $5,905,000. Each unit consists of one common share and a half share purchase warrant, with each full warrant entitling the holder to purchase an additional common share of the Company at a price of $1.35 for a period of eighteen months. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.75 for ten consecutive trading days.

On August 30, 2006, the Company completed a private placement financing for 12,972,142 units of the Company at a purchase price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant allows the holder to acquire an additional common share of the Company at a price of $0.70 per share for two years from the closing date of the financing. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.25 for ten consecutive trading days.

At January 31, 2007, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
12,972,142	US$0.70	August 29, 2008
2,952,500	US$1.35	May 18, 2008
15,924,642

At January 31, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
200,000	US$1.00	September 1, 2011
200,000	US$0.70	November 1, 2011
400,000

On November 1, 2006, the Company granted 200,000 options to a consultant as part of a consulting agreement for corporate relations and development that pays the consultant $6,000 per month. The options are subject to certain vesting provisions over a period of two years and certain resale restrictions upon the options being exercised. The options are exercisable at a price of $0.70 per share for a period of five years from the date of grant.

Refer to Note 5

NOTE 8 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.